QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	October 31, 2002	2002	12	18
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	12	18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	12	18

Canplats Resources Corporation
Schedule “A”

BALANCE SHEETS

	October 31, 2002 $ (unaudited)	July 31, 2002 $ (unaudited)

ASSETS
Current
Cash	21,901	35,246
Restricted cash [note 4]	53,881	107,607
Receivables	5,653	6,019
Due from related parties [note 6]	10,988	10,988
Prepaid expense	--	604

Total current assets	92,423	160,464
Mineral properties	1,520,366	1,478,254

Total Assets	1,612,789	1,638,718

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	7,433	25,359
Due to related parties [note 6]	36,148	30,539

Total liabilities	43,581	55,898

Shareholders' equity
Share capital issued [note 5]	8,239,886	8,125,636
11,044,803 common shares
(July 31, 2002 - 10,217,703)
Deposits on share subscriptions	--	106,000

	8,239,886	8,231,636
Deficit	(6,670,678)	(6,648,816)

Total shareholders' equity	1,569,208	1,582,820

	1,612,789	1,638,718

On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF LOSS AND DEFICIT

For the three months ended October 31
(unaudited)

	2002 $	2001 $

Expenses
Bank charges	140	168
General exploration	3,083	3,286
Insurance	604	1,118
Investor relations	408	4,940
Legal, accounting and audit	1,000	1,425
Listing and filing fees	200	200
Management administration fee	4,500	7,800
Office	102	1,366
Rent	3,000	4,500
Salaries	4,994	12,947
Shareholder relations	1,454	1,465
Telephone	4	8
Travel and accommodation	85	(43)
Transfer agents	2,559	2,870

	(22,133)	(42,050)

Other income (expenses)
Interest income	271	1,024

Loss for the year	(21,862)	(41,026)

Deficit, beginning of the year	(6,648,816)	(6,437,517)

Deficit, end of the year	(6,670,678)	(6,478,543)

Weighted average number of issued shares	11,017,058	7,740,836

Basic loss per share	(0.01)	(0.01)

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF CASH FLOWS

For the three months ended October 31
(unaudited)

	2002 $	2001 $

OPERATING ACTIVITIES
Loss for the year	(21,862)	(41,026)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	970	3,617
Due from related parties	--	232
Accounts payable and accrued liabilities	(17,926)	31,112
Due to related parties	5,609	8,019

Cash used in operating activities	(33,209)	1,954

INVESTING ACTIVITIES
Mineral property costs	(33,862)	(113,218)

Cash used in investing activities	(33,862)	(113,218)

FINANCING ACTIVITIES
Shares issued for cash	--	259,695

Cash provided by financing activities	--	259,695

Increase (decrease) in cash	(67,071)	148,431

Cash, beginning of year	142,853	183,331

Cash, end of the year	75,782	331,762

Supplemental cash flow information:

Non-cash financing activities
Shares issued for mineral property acquisitions	8,250	26,250

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

Mineral Properties
for the three months ending October 31, 2002
(unaudited)

	Grand Bay $	Geikie $	Posh $	Johnspine $	Black Sturgeon $	Stucco $	Mikinak $	Other Properties $	Total $

Balance, beginning of year	189,791	367,901	174,084	567,120	93,158	10,837	42,542	32,821	1,478,254

Acquisition costs for the period	--	6,250	--	--	--	1,000	--	--	7,250

Assaying	--	903	--	--	--	--	--	--	903
Drafting salaries and consulting	--	373	--	93	--	--	--	--	466
Geology salaries and consulting	--	1,882	--	--	--	--	--	--	1,882
Geophysics airborne and ground	1,231	13,099	5,113	7,680	567	1,464	1,367	--	30,521
Surveying	--	1,090	--	--	--	--	--	--	1,090

Exploration costs for the period	1,231	17,347	5,113	7,773	567	1,464	1,367	--	34,862

Balance, end of period	191,022	391,498	179,197	574,893	93,725	13,301	43,909	32,821	1,520,366

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

NOTES TO FINANCIAL STATEMENTS
For the three months ended October 31, 2002

1.         Nature of operations

The company is in the process of acquiring and exploring platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

The company will have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.         Significant accounting policies

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.

3.         Segmented information

The company operates in one industry segment — the acquisition and exploration of mineral properties.

4.         Restricted cash

The company has raised a total of $582,000 in proceeds from the private placement of 3,045,000 flow-through shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow-through to the subscribers. As of October 31, 2002, the unspent cash balance was $53,881.

5.         Outstanding shares and related information

(a) Shares
During the three months ending October 31, 2002, the company issued 540,000 shares pursuant to one flow-through share private placement at a price of $0.15 per share for net proceeds of $81,000. Also during the three months ending October 31, 2002, the company issued 250,000 non flow-through shares pursuant to one private placement at a price of $0.10 per share for net proceeds of $25,000. The proceeds for these two placements were received in the previous fiscal year and recorded as “Deposits on share subscriptions”. An additional 37,250 shares were issued for mineral properties resulting in 11,044,803 shares outstanding at October 31, 2002. At October 31, 2002 the company had 103,500 shares subject to escrow agreements.

(b) Warrants
On September 30, 2002, all 3,401,000 warrants outstanding expired.

(c) Options
No share options have been granted since January 1, 2002. At October 31, 2002 the number of options outstanding were 1, 040,000 – all priced at $0.50 and expiring on April 4, 2004.

6.         Related parties

(a)	For the three months ending October 31, 2002, the company had the following transactions with related parties:

(i)

Paid or accrued $17,423 (2001 — $44,617) in geological support, management and administration expenses from Silver Standard Resources Inc., a company of which two directors are also directors of the company.

(ii)

The company has entered into mineral property option agreements and share an exploration office with East West Resources Corporation, a company that has one director who is also a director of the Company. The company recorded a receivable of $ Nil (2001 – $ Nil) from East West relating to a mineral property option agreement and paid or accrued $ Nil (2001 — $14,023) relating to the exploration office.

(b)	Included in “Due to related parties” at October 31, 2002 is a $36,148 (2001 — $34,547) payable to Silver Standard Resources Inc.

(c)	Included in “Due from related parties” at October 31, 2002 is a $10,988 (2001 – nil) receivable from East West Resources Corporation.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	October 31, 2002	2002	12	18
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedules required to complete this Quarterly Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	12	18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	12	18

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Three Months Ended October 31, 2002

1.     Analysis of expenses and deferred costs: See Schedule “A” – Financial Statements.

2.     Related Party Transactions: See Schedule “A” — Financial Statements.

3.     (a)    Securities Issued During the Three Months Ended October 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
August 2, 2002	Common Shares	Private Placement	250,000	$0.10	$25,000	Cash	N/A
August 2, 2002	Common Shares	Private Placement	540,000	$0.15	$81,000	Cash	N/A
Sept. 10, 2002	Common Shares	Property Acquisition	25,000	$0.25	$6,250	Property Option	N/A
October 1, 2002	Common Shares	Property Acquisition	12,500	$0.16	$2,000	Property Option	N/A

    (b)      Options Granted During the Three Months Ended October 31, 2002:

Number	Exercise Price	Expiry Date
N/A

4.     Summary of Securities as at October 31, 2002:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding	11,044,803 common shares
	Amount	$ 8,239,886

         (c)

Options Outstanding
Number	Exercise Price	Expiry Date
1,040,000	$0.50	April 4, 2004

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
Nil

(d)	Total number of securities in escrow:	103,500 common shares
	Total number of securities subject to a pooling agreement:	Nil

5.	List of Directors and Officers as at December 18, 2002:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Robert A. Quartermain Ross A. Mitchell Kenneth McNaughton Linda J. Sue	President, CEO & Chairman Vice President, Operations & COO Vice President, Finance Vice President, Exploration Corporate Secretary

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended October 31, 2002

To the Shareholders:

Highlights of the First Quarter 2003 Fiscal Year

o       Mikinak West diamond drill program.

o       Interpretation of airborne magnetometer surveys on Geikie, Posh and Voltaire properties.

o       Active exploration in area of Stucco claim.

o       Closing of $106,000 private placement.

Exploration

In September, Teck Cominco Limited diamond drill tested geophysical anomalies defined from earlier survey data. Over 500 metres were drilled in two holes without significant values intersected. Teck Cominco have discontinued their option.

Data from a high-definition airborne survey covering the Geikie, Posh and Voltaire portion of the Voltaire-Johnspine properties have been modeled and have better defined untested deep anomalies in each survey area.

Platinum Group Metals Ltd. have staked an area partly adjacent to the Stucco claims to cover promising nickel, platinum, cobalt and palladium geochemical anomalies. Active exploration is in progress on claims under option between Platinum Group, Canplats and East-West Resource Corporation.

The Company has recently compiled the relevant data and interpretation that defines several untested, promising targets. This report will be reviewed with potential joint venture partners and financing sources to enable a diamond drill program early in calendar 2003.

Management Discussion and Analysis

Results of Operations

During the three months ending October 31, 2002, the Company spent $22,133 in operating expenses. This compares to $18,981 in the preceding quarter and $42,050 in the comparable period in the previous fiscal year. Operating costs include $3,083 of general exploration compared to $3,286 in the comparable period in the previous year.

Liquidity and Capital Resources

During the quarter ending October 31, 2002, the Company closed a private placement of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 were received in the prior quarter. Cash expenditures on mineral properties were $33,862 compared to $50,140 in the preceding quarter and $113,218 in the comparable period in the previous year. The main expenditures for the quarter were at the Geikie property ($17,347), the Johnspine property ($7,773) and the Posh property ($5,113).

At the end of the quarter, working capital stood at $48,842 compared to $104,566 at July 31, 2002. The ability of the company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financings

Private Placement – April 22, 2002

In a $60,000 flow-through and a $22,500 non-flow-through private placement announced on March 13, 2002 and accepted by the TSX Venture Exchange on April 22, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $82,500. The following table reconciles the actual expenditures to October 31, 2002 against the estimated use of the $82,500 as outlined in our TSX Venture Exchange filing documents

	Per TSX Venture Exchange Filing Documents	Actual to October 31, 2002	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over/(Under)

	1	2	3 = 2 -1	4	5 = 2 +4	6 = 5 -1

Assaying	$ 2,000	2,270	$ 270	--	2,270	270
Geophysics - airborne	--	22,747	22,747	--	22,747	22,747
Drilling	30,000	--	(30,000)	--	--	(30,000)
Geology salaries	15,000	20,286	5,286	--	20,286	5,286
Labour and expediting	2,000	730	(1,270)	--	730	(1,270)
Miscellaneous	2,000	9,669	7,669	--	9,669	7,669
Travel and transport	2,000	3,090	1,090	--	3,090	1,090
Contingency	7,000	--	(7,000)	--	--	(7,000)
Joint venture recovery	--	1,208	1,208	--	1,208	1,208
General corporate overhead	22,500	22,500	--	--	22,500	--

TOTAL	$82,500	82,500	--	--	82,500	--

Planned expenditures for drilling have been reallocated to the main areas of airborne geophysics, miscellaneous and geology salaries.

Private Placement – August 9, 2002

In a $81,000 flow-through and a $25,000 non-flow-through private placement announced on July 16, 2002 and accepted by the TSX Venture Exchange on August 9, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $106,000. The following table reconciles the actual expenditures to October 31, 2002 against the estimated use of the $106,000 as outlined in our TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

	Per TSX Venture Exchange Filing Documents	Actual to October 31, 2002	Variance Over (Under)	Projected Cost to Complete	Total Projected Cost	TSX Venture Exchange Filing Compared to Total Projected Cost Over/(Under)

	1	2	3 = 2 -1	4	5 = 2 +4	6 = 5 - 1

Exploration on company properties	$ 81,000	$22,254	$(58,746)	$58,746	$ 81,000	--
General working capital	25,000	25,000	--	--	25,000	--

TOTAL	$106,000	$47,254	$(58,746)	$58,746	$106,000	--

The main areas for actual expenditures were geophysics ground ($10,070) and geophysics airborne ($10,225).